January 17, 2007

By Fax: (202)772-9368

Mr. H. Roger Schwall
Assistant Director
United States Securities
and Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC 20549

Dear Mr. Schwall:

Re:	Canadian Zinc Corporation Form 20-F for Fiscal Year Ended December 31, 2005 File No. 0-22216

We refer to your further comment letter dated December 29, 2006 and our subsequent telephone conversation (Kearney / Stertzel) and set out hereunder our further responses as follows:

Operating and Financial Review and Prospects

Trend Information, Page 42

1.	We have reviewed your response to prior comment number two and re-issue our prior comment in its entirety.

“Please refer to paragraph 8(e) of SFAS 144, and tell us why you do not believe an impairment test associated with your capitalized property acquisition costs is warranted under US GAAP”.

We confirm we did not carry out an impairment test of the carrying value of our resource interest long-lived asset (which under US GAAP stood at Cdn $4,723,350) at the time of preparation of our financial statements for the year ended December 31, 2005, as we did not consider such test was necessary or required.

With regard to SFAS 144, and particularly paragraph 8(e) thereof, we would not understand that this paragraph would apply to a pre-production stage project which is not in operation and has no revenue or cash flow. In any event, we do not consider that there were any events or changes in circumstances which would have indicated that the carrying amount may not be recoverable. Specifically, the current period loss and the historical losses as reported in the

Suite 1710-650 West Georgia Street, PO Box 11644 Vancouver, BC, V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 1002 - 111 Richmond Street West, Toronto, ON M5H 2G4 Tel: (416)362-6686 Fax: (416)368-5344
e-mail: kearney@canadianzinc.com, Website: www.canadianzinc.com financial statements do not arise from the operation of the asset as the asset is not in production and did not generate any cash flow. Rather such losses other than corporate administration expense, were associated with investment in the resource asset and were in the nature of capital investment, which in accordance with US GAAP is written off.

We do not consider this carrying amount is not recoverable or exceeds the fair value of the asset. By way of support for our conclusion we rely on, among other things, the market capitalization of the company on the Toronto Stock Exchange, which at December 31, 2005 stood at $67,785,130.20, and as the resource interest is the main asset in the Company (excluding cash) the market capitalization demonstrates that the fair value of the asset was substantially in excess of the carrying value at that date.

Further, we are satisfied that, given the significant mineral resource which has been demonstrated on the property together with its significant exploration potential, if the asset were to be offered for sale within the mining exploration industry we would secure a sale price significantly in excess of the resource interest carrying value under US GAAP.

Further, the results of the Scoping Study completed in 2001, using the assumptions therein (not updated), demonstrates that undiscounted cash flow expected to result from the use of the asset is well in excess of the carrying value under US GAAP. Nothing has happened in the intervening period to indicate any fundamental change in the conclusions of the Scoping Study. Broadly speaking it is probably fair to assume that any escalation in costs since 2001 will be more than offset by the increase experienced in metal prices.

Financial Statements

Note 3 - Resource Interests

2.
We note your response to our prior comment number four and understand that you intend to amend your document to reflect the changes although you do not believe the changes were material. Please provide us with your analysis in support of your materiality conclusions. Please refer to SAB Topic 1:M, SAB Topic 1:N and SFASA 154. SAB Topic 1:M can be located on our website at: http://www.sec.gov/interps/account/sabcoded1.html#1m. Topic 1:N can be located on our website at: http://www.sec.gov/interps/account/sab108.pdf.

We repeat our response that we do not believe the proposed changes to the presentation of the financial statements are material.

Your review brought to our attention a mechanical transcription / typographical type error in Note 3 to the Financial Statements as filed. The inconsistency is in a support table within Note 3, and the financial statements as filed, including the Balance Sheet, Statement of Operations, Statement of Cash Flow and Note 13 Reconciliation of Canadian and US GAAP, are all correct. Within Note 3 the total resource interest under Canadian GAAP is correct and in Note 13 the resource interest written off is correct and the resource interest under US GAAP is correct.

Therefore we do not consider the adjustment of the amount of amortization of asset retirement obligation from one line to another within the table in Note 3 to be a material change.

In the circumstances, as we do not consider the change to be material, we would propose, with your agreement, to make this adjustment prospectively and to include it in the filing of our 20-F for the year ended December 31, 2006.

Engineering Comments

General

3.
We note your response to our previous comment six concerning your conclusion that your company is a development stage enterprise for Canadian GAAP purposes. Please expand your disclosure in your risk factors section to clearly explain the age of the feasibility study, the limited updating to date of your original study, and address the risks associated with using that information rather than information that was more recently prepared to form your conclusion that your project is in the development stage under Canadian GAAP.

We note your comment. We will expand the disclosure in the Risk Factors section as per the draft language attached.

Amended Filing

Considering that we have now passed a further fiscal year end and our proposal above that we will make the proposed changes in Note 3 to the Statements prospectively in the filing of the 2006 20-F, we have looked again at our previous responses to your earlier comments and take the view that individually the proposed other changes are not material. We therefore propose, with your agreement, to make all of the changes prospectively and incorporate them in the filing of our 20-F for the year ended December 31, 2006 which is now due to be filed within the next few months. We therefore request your agreement to this proposal.

We hope this is satisfactory and thank you for your co-operation.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Draft comments or changes to disclosure as well as staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense at any proceedings initiated by the Commission or any person under the Federal Securities laws of the United States.

We look forward to hearing from you.

Yours sincerely,

CANADIAN ZINC CORPORATION
/s/ John F. Kearney
John F. Kearney
Chairman and President

CANADIAN ZINC CORPORATION
Rider for Form 20-F

Item 3. Key Information

D.  Risk Factors

  Exploration and Development

Exploration for minerals and development of mining operations involve many risks, many of which are outside the Company’s control. In addition to the normal and usual risks of exploration and mining, the Prairie Creek property is situated in a remote location and does not have the benefit of infrastructure or easy access.

In accordance with United States Standards of Disclosure for mineral projects the Prairie Creek Project would be regarded as being in the exploration stage and under United States Generally Accepted Accounting Principles Canadian Zinc would be regarded as an exploratory stage company. The Prairie Creek Project does not have proven or probable mineral reserves as such terms are recognized by the United States Securities and Exchange Commission (see Item 4 - D Principal Property - Prairie Creek Property - Northwest Territories - Resource Estimation).

The resource estimation uses the terms “measured”, “indicated” and “inferred” mineral resources. While such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. “Inferred mineral resources” have significant uncertainty as to their existence and as to their economic feasibility. There is significant risk that all or part of an inferred mineral resource may not exist or may not be economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. It cannot be assumed that all or any part of measured or indicated resources will ever be converted into mineral reserves.

Under Canadian GAAP, the Company is considered to be a development stage enterprise as it is in the process of developing the Prairie Creek Project towards production. This development plan is based upon a Scoping Study prepared internally by the Company in 2001. A Scoping Study is not a Feasibility Study. The Scoping Study outlined the plan for the development of the Prairie Creek Project based on the existing historical development and infrastructure at the Prairie Creek Property and on the resource estimation. The resource estimation does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn Feasibility Study is outdated and cannot be relied upon. The infrastructure, including the mill, buildings, camp etc. is now approaching twenty-five years old and whilst it has been held under care and maintenance it has lain idle for twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment.